210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

For Immediate Release

Oncolytics Biotech Inc. Announces Issuance of
Sixth U.S. Patent

CALGARY, Alberta, March 5, 2003 — Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) (‘Oncolytics’) has been granted U.S. Patent 6,528,305 entitled “Method of Producing Infectious Reovirus”. This patent covers a method of producing infectious mammalian reovirus, which is developed to be suitable for clinical administration to mammals, including humans, on a cost effective basis.

“With the issuance of this U.S. patent, we continue to strengthen the Company’s intellectual property position. The Company is continuing to broaden its position in this novel therapeutic area. We currently have over 100 additional patent applications pending worldwide and we expect to continue to expand our patent portfolio for REOLYSIN®,” said Dr. Matt Coffey, Vice President of Product Development.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill human cancer cells in vitro that are derived from many types of cancer, including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

This press release contains forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements, including the Company’s belief as to the potential and suitability of REOLYSIN® as a cancer therapeutic, the Company’s expectations regarding the issuance of additional patents and the benefits provided by current and prospective patents, and the Company’s ability to protect its intellectual property, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, including the ability to commercialize REOLYSIN® in a cost effective manner, the development of alternative products or treatments by the Company’s competitors, the inability of the Company to defend its patents from infringement by third parties, the risk that the Company’s patents may be subsequently shown to be invalid, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	For Canada:	For United States:
Oncolytics Biotech Inc. Dr. Matt Coffey 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 www.oncolyticsbiotech.com	The Equicom Group Inc. Joanna Longo 20 Toronto Street Toronto, Ontario M5C 2B8 Tel: 416.815.0700 ext. 233 Fax: 416.815.0080 jlongo@equicomgroup.com	The Investor Relations Group Gino De Jesus or Dian Griesel, Ph.D. 50 Pine Street, 6th Floor New York, NY 10005 Tel: 212.825.3210 Fax: 212.825.3229 theproteam@aol.com